SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002

Commission File Number 1-5725

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Quanex Corporation Employee Saving Plan

	B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quanex Corporation
1900 West Loop South, Suite 1500
Houston, TX 77027

INDEPENDENT AUDITORS’ REPORT

The Benefits Committee

Quanex Corporation

Houston, Texas

Re:  Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan (“the Plan”) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedule of investments as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
DELOITTE & TOUCHE, LLP

Houston, Texas
June 25, 2003

QUANEX CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	DECEMBER 31,
	2002	2001
Assets:
Investments at fair value (see Note C)	$32,058,143	$37,011,880

Employee contributions receivable	356,244	288,047
Employer contributions receivable	113,299	77,855
	469,543	365,902

Net assets available for benefits	$32,527,686	$37,377,782

See notes to financial statements.

QUANEX CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE

FOR BENEFITS

	DECEMBER 31,
	2002	2001
Investment income:
Interest and dividends	$514,757	$961,189
Net depreciation in fair value of investments (see Note C)	(4,621,304)	(3,374,469)
	(4,106,547)	(2,413,280)

Contributions:
Employer (net of forfeitures)	602,697	550,667
Employee	2,393,260	2,260,223
	2,995,957	2,810,890

Total additions	(1,110,590)	397,610

Benefit payments	4,082,674	4,247,705
Administrative fees (see Note D)	34	132
Total deductions	4,082,708	4,247,837

Transfers between plans (see Note G)	343,202	1,362

Decrease in net assets available for benefits	(4,850,096)	(3,848,865)

Net assets available for benefits:
Beginning of year	37,377,782	41,226,647
End of year	$32,527,686	$37,377,782

See notes to financial statements.

QUANEX CORPORATION

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b) Identity of Issue	(c) Description of investment	(d) Cost (1)	Current Value
*	Fidelity Puritan Fund	Mutual Fund		$3,597,150
*	Fidelity Magellan Fund	Mutual Fund		6,208,449
*	Fidelity Contrafund	Mutual Fund		3,105,092
*	Fidelity Growth & Income Fund	Mutual Fund		2,994,220
*	Fidelity Independence Fund	Mutual Fund		2,248,935
*	Fidelity Overseas Fund	Mutual Fund		869,731
*	Fidelity Balanced Fund	Mutual Fund		626,795
*	Fidelity Blue Chip Fund	Mutual Fund		1,433,434
*	Fidelity Asset Manager Fund	Mutual Fund		204,479
*	Fidelity Low-Priced Stock Fund	Mutual Fund		2,325,835
*	Fidelity Government Money Market Fund	Mutual Fund		5,303,019
*	Fidelity Common/Commingled trust	Mutual Fund		1,532,696
	Templeton Foreign Fund	Mutual Fund		261,442
	Neuberger & Berman Partners Trust Fund	Mutual Fund		106,324

	Total Mutual Fund Assets			30,817,601

*	Quanex Corporation	Unitized common stock		1,240,542

	Total Investments			$32,058,143

* Party-in-Interest

(1) Cost information has been omitted because all investments are participant directed.

QUANEX CORPORATION

EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

A.                                   DESCRIPTION OF THE PLAN

The following brief description of the Quanex Corporation Employee Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more complete information.

(1)                                  General.  The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the “Company”).  The Plan is a defined contribution plan that is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is a voluntary savings plan in which employees of the Company’s MacSteel and Corporate office divisions, excluding those employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service.  The assets of the Plan are held in trust by Fidelity Management Trust Company (“Fidelity” or the “Trustee”).  The Benefits Committee (the “Committee”), appointed by the Board of Directors of the Company, serves as the Plan administrator.

(2)                                  Contributions.  Beginning January 1, 2002, participants may elect to contribute up to 50% of their pre-tax or after-tax annual compensation (20% before January 1, 2002) limited to 50% of considered compensation (20% before January 1, 2002) as defined by the Plan agreement.  The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan.

(3)                                  Participants Account.  Each participant’s account is credited with the participant’s contribution; the Company’s matching contribution, and an allocation of investment income, which is based on the participant’s account balance as of the end of the period in which the income is earned.

(4)                                  Vesting.  Participants are immediately vested in their voluntary contributions and the related earnings.  Vesting in the employer’s matching contributions for employees is 20% for more than one year of service graduating to 100% for five or more years.  Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately fully vested in the employer’s contribution.  In the event of termination, nonvested portions of employer’s contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.  Amounts forfeited and utilized to reduce employer contributions during 2002 and 2001 were $15,248 and $14,923, respectively. At December 31, 2002 and 2001, $680 and $1,333, respectively, of nonvested forfeited accounts were available to reduce future employer contributions.

(5)                                  Payment of Benefits.  Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account.  Terminated employees with an account balance of less than $5,000 will automatically receive a lump sum distribution.

B.                                     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(1)                                  Accounting Basis.  The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

(2)                                  Investment Valuation.  Investments are reflected at fair value in the financial statements.  Fair value of mutual fund assets is determined using a quoted net asset value.  Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value. The sale or purchase of securities is recorded on the trade date.  Interest income is recorded as earned on the accrual basis.  Dividends are recorded on the ex-dividend date.  The net depreciation in fair value of investments consists of the net change in both the unrealized appreciation (depreciation) in fair value of investments and the net realized gains (losses) upon the sale of investments.  The net change in unrealized appreciation (depreciation) and realized gains (losses) upon sale are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

(3)                                  Use of Estimates.  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from these estimates.

(4)                                  Risk and Uncertainties.  The Plan, through its investment options, holds various investments including foreign and domestic corporate debt and equity securities as well as obligations of the United States government. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

(5)                                  Administrative Expenses.  The Company pays all administrative expenses, except for redemption fees imposed on certain Fidelity funds.

(6)                                  Payment of Benefits.  Benefit payments are recorded when paid.

C.                                     INVESTMENTS

The following are investments that represent 5 percent or more of the Plan’s investments.

	December 31, 2002				December 31, 2001
	Shares		Amount		Shares		Amount
Fidelity Puritan Fund	227,812		$3,597,150		263,756		$4,660,576
Fidelity Magellan Fund	78,628		6,208,449		79,851		8,322,032
Fidelity Contrafund	80,443		3,105,092		84,832		3,628,266
Fidelity Growth & Income Fund	98,787		2,994,220		99,241		3,709,632
Fidelity Independence Fund	172,068		2,248,935		171,571		2,705,670
Fidelity Blue Chip Fund		*		*	44,015		1,889,991
Fidelity Low-Priced Stock Fund	92,405		2,325,835			*		*
Fidelity Government Money Market Fund	5,303,019		5,303,019		5,079,805		5,079,805

*Represents less than 5% of Plan investments for the period.

During the years ended 2002 and 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated / (depreciated) in value as follows:

	2002	2001
Mutual funds	$(5,024,195)	$(4,198,618)
Quanex unitized common stock	402,891	824,149
	$(4,621,304)	$(3,374,469)

D.                                    RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity.  Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  In addition, the Plan invests in shares of Quanex Corporation unitized common stock.  Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions.   As of December 31, 2002 and 2001, the value of Quanex Corporation common stock held by the Plan was $1,240,542 and $1,669,436, respectively.

E.                                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA.  In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.                                      FEDERAL INCOME TAX STATUS

The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service. The Plan has received a favorable letter of tax determination dated August 14, 2001.   As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, as a result, is exempt from federal income tax under Section 501(a) of the Code.  The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

G.                                     TRANSFER OF ASSETS

Account balances of $343,202 and $1,362 were transferred between the Plan and the Quanex Corporation Hourly Bargaining Unit Employees Savings Plan in plan years 2002 and 2001, respectively.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Quanex Corporation Employee Savings Plan

Date: June 30, 2003	/s/ Ricardo Arredondo
Ricardo Arredondo, Benefits Committee

INDEX TO EXHIBITS

23.1	Independents Auditor’s Consent
99.1	Certification by chief financial officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.2	Certification by chief executive officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002